Exhibit 21.1

List of Subsidiaries of the Registrant

The following sets forth a simplified list of our corporate structure as of September 30, 2021, giving effect to the consummation of this offering.

Name	Jurisdiction
Gerson Lehrman Group Limited (UK)	United Kingdom
Gerson Lehrman Group (Australia) Pty. Ltd	Australia
Gerson Lehrman Group Singapore Pte Ltd	Singapore
Gerson Lehrman Group Korea, LLC	South Korea
Gerson Lehrman Group GmbH	Germany
K.K. Gerson Lehrman Group (Japan)	Japan
Gerson Lehrman Group India Private Limited	India
Gerson Lehrman Group (Ireland) Limited	Ireland
Gerson Lehrman Group (Dubai) Ltd.	United Arab Emirates
Gerson Lehrman Group (France) SAS	France
Gerson Lehrman Group (Asia) Limited	Hong Kong
Gerson Lehrman (Shanghai) Co., Ltd. (WFOE)	China
GLG (Beijing) Co., Ltd. (WFOE)	China